UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Mongolian Mining Corporation

(Issuer for the Perpetual Securities and Guarantor for the Guaranteed Senior Notes Due 2022)

Energy Resources LLC

(Issuer for the Guaranteed Senior Notes Due 2022)

Energy Resources Corporation LLC

Energy Resources Rail LLC

Enrestechnology LLC

Gobi Road LLC

Mongolian Coal Corporation Limited

Mongolian Coal Corporation S.à r.l.

Tavan Tolgoi Airport LLC

Ukhaa Khudag Water Supply LLC

United Power LLC

(Subsidiary Guarantors for the Guaranteed Senior Notes Due 2022)

(Name of Applicants)

All Applicants except for Mongolian Mining Company

c/o Energy Resources LLC,

16th Floor, Central Tower

Great Chinggis-Khan Square-2, Sub-District 8

Sukhbaatar District, Ulaanbaatar, Mongolia

(Address of principal executive offices)

Mongolian Mining Company

PwC Corporate Finance & Recovery (Cayman) Limited

P.O. Box 258, 18 Forum Lane

Camana Bay, Grand Cayman KY1-1104, Cayman Islands

(Address of principal executive offices)

Securities to be Issued under the Indentures to be Qualified

Title of Class	Amount
Perpetual Securities (the “New Perpetual Notes”)	Aggregate principal amount of $195,000,000

Guaranteed Senior Notes Due 2022 (the “New Notes”)	Aggregate principal amount of $395,000,000, plus an additional amount equal to the interest (rounded down to the nearest $1.00) deemed to have accrued on such amount on 1 April 2017 as if such notes were issued on 1 October 2016, plus an additional principal amount of up to $1,698,674 in connection with certain consent fees.

Approximate date of proposed public offering:

On the Restructuring Effective Date as referred to herein

Name and registered address of agent for service:	With a copy to:

Law Debenture Corporate Services Inc. 7801 2nd Avenue, Suite 403 New York, NY 10017	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

The Applicants (as defined herein) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL

1. General Information.

Mongolian Mining Corporation (in provisional liquidation) (“MMC”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Energy Resources LLC (“ER”) is a limited liability company incorporated under the laws of Mongolia. The guarantors identified below (the “Subsidiary Guarantors” and, together with MMC and ER, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Subsidiary Guarantor	Form	Jurisdiction
Energy Resources Corporation LLC	A company with limited liability	Mongolia

Energy Resources Rail LLC	A company with limited liability	Mongolia

Enrestechnology LLC	A company with limited liability	Mongolia

Gobi Road LLC	A company with limited liability	Mongolia

Mongolian Coal Corporation Limited	A company with limited liability	Hong Kong

Mongolian Coal Corporation S.à r.l.	A private limited liability company	Luxembourg

Tavan Tolgoi Airport LLC	A company with limited liability	Mongolia

Ukhaa Khudag Water Supply LLC	A company with limited liability	Mongolia

United Power LLC	A company with limited liability	Mongolia

2. Securities Act Exemption Applicable.

(A) Notes Restructuring

The Applicants intend to effect a restructuring of the $600,000,000 8.875% guaranteed senior notes due 2017 (the “Old Notes”) issued by MMC on March 29, 2012 by way of: (i) a scheme of arrangements under Section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the “Cayman Scheme”) between MMC and the scheme creditors (the “Scheme Creditors”) as defined therein, and (ii) a scheme of arrangement under Section 673 and 674 of the Companies Ordinance (Cap 622) of Hong Kong (the “Hong Kong Scheme”, and together with the Cayman Scheme, the “Schemes”) between MMC and the Scheme Creditors, pursuant to which the Scheme Consideration (as defined below) is being offered, in exchange for the release of certain claims by the Scheme Creditors, including all of their rights, title and interest in and to all amounts owing pursuant to and under the Old Notes (the “Scheme Claims”).

The “Scheme Consideration” is comprised of the following:

a.	a share (along with the Senior Lenders and QGX (each, as defined below)) of the New Perpetual Notes;

b.	a share (along with the Senior Lenders) of the New Notes; and

c.	a share (along with the Senior Lenders) of certain number of ordinary shares of MMC in a sufficient number to constitute 10% of the MMC’s ordinary share capital on a post-money basis as at the Restructuring Effective Date (as defined below) (the “New Shares”).

The New Notes will be issued under an indenture, by and among ER, MMC, Simon Conway and Christopher So Man Chun as the joint provisional liquidators of MMC (the “Joint Provisional Liquidators”), The Bank of New York Mellon as trustee and the Subsidiary Guarantors (the “New Notes Indenture”) to be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), by this application for qualification (this “Application”) under the Trust Indenture Act.

The New Perpetual Notes will be issued under an indenture by and between MMC, the Joint Provisional Liquidators and The Bank of New York Mellon as trustee (the “New Perpetual Notes Indenture”) to be qualified under the Trust Indenture Act by this Application.

The Applicants represent that none of the Scheme Consideration has been issued and covenants that none of the Scheme Consideration will be issued prior to this Application being declared effective. This Application, the New Notes Indenture and the New Perpetual Notes Indenture may be amended prior to such effectiveness as part of the qualification process in order to comply with requirements of the Trust Indenture Act or the U.S. Securities and Exchange Commission. For more detailed information on the New Notes Indenture and the New Perpetual Notes Indenture, see Item 8 of this Application.

The Scheme Consideration is being offered in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for, in relevant part:

“… any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the explanatory statement prepared in connection with the Schemes and incorporated herein by reference to Exhibit T3E.1 (the “Explanatory Statement”), each of these elements will be satisfied in connection with the issuance of the Scheme Consideration.

(a) Exchange of Securities: Pursuant to the Schemes, the Scheme Consideration will be issued in consideration/exchange for the release of the Scheme Claims.

(b) Fairness Hearing: Respective meetings of the Scheme Creditors will be held for the purpose of voting on the Schemes (collectively, the “Meetings”). It is expected that, shortly after the Meetings, an application will be made to the Grand Court of the Cayman Islands (the “Cayman Court”) for a hearing for the purpose of obtaining a final order of the Cayman Court sanctioning the Cayman Scheme (the “Cayman Fairness Hearing”) based on, among other things, the fairness of the Cayman Scheme. In addition, it is expected that, shortly after the Meetings, an application will be made to the The High Court of Hong Kong (the “Hong Kong Court”) for the purpose of obtaining a final order of the Hong Kong Court sanctioning the Hong Kong Scheme (the “Hong Kong Fairness Hearing” and, together with the Cayman Fairness Hearing, the “Fairness Hearings”) based on, among other things, the fairness of the Hong Kong Scheme.

Notice of the date and time of the Fairness Hearings has been provided to all Scheme Creditors in the Explanatory Statement. Any scheme creditor or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the relevant court and serving upon the solicitors of the Applicants a notice of appearance and satisfying any other requirements of the relevant court.

(c) Court Approval: The Schemes are subject to the approval of the Cayman Court and Hong Kong Court, as applicable. It is anticipated that the Cayman Court and Hong Kong Court will rule respectively, on the fairness of the Cayman Scheme and Hong Kong Scheme to the affected security holders. Each of the Cayman Court and Hong Kong Court has been or will be advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

The New Perpetual Notes, the New Notes and the New Shares will be issued to the Scheme Creditors, through the applicable depositaries and intermediaries, in accordance with the terms of the Schemes on the Restructuring Effective Date (as defined in the Schemes), being a date to be specified by MMC but which cannot be prior to the satisfaction or waiver (in accordance with the terms of the Schemes) of certain Scheme Conditions (as defined in the Schemes) which include, amongst other things, the sanctioning of the Schemes by the Cayman Court and the Hong Kong Court, as applicable.

(B) Senior Secured Facilities Restructuring

The Applicants intend to effect a restructuring of the senior secured facility in the original aggregate principal amount of $150,000,000 made available to MMC pursuant to a facility agreement dated March 5, 2014, as amended, supplemented and modified from time to time including by way of an amendment agreement dated December 11, 2015, among MMC as borrower, certain subsidiaries of MMC as guarantors and BNP Paribas Singapore Branch, and Industrial and Commercial Bank of China Limited as mandated lead arrangers (the “Old Senior Secured Facilities Agreement” and the lenders under such Old Senior Secure Facilities Agreement, the “Senior Lenders”). Pursuant to such restructuring, the Senior Lender Consideration (as defined below) is being offered, in exchange for the release of certain claims by the Senior Lenders, including certain rights, title and interest in and to amounts owing pursuant to and under the Old Senior Secured Facilities Agreement.

The “Senior Lender Consideration” is comprised of the following:

a.	a share (along with the Scheme Creditors and QGX) of the New Perpetual Notes;

b.	a share (along with the Scheme Creditors) of the New Notes;

c.	a share (along with the Scheme Creditors) of the New Shares; and

d.	a participation in a new senior secured facility agreement with ER as the borrower in an aggregate principal amount of $30,000,000 plus an additional amount equal to the interest deemed to have accrued on such amount on 1 April 2017 as if such facility commenced on 1 October 2016.

The Applicants represent that none of the Senior Lender Consideration has been issued and covenants that none of the Senior Lender Consideration will be issued prior to this Application being declared effective.

The Senior Lender Consideration issued under the New Notes Indenture and the New Perpetual Notes Indenture is being offered in reliance on, and in compliance with, Regulation S under the Securities Act.

(C) Promissory Notes Restructuring

The Applicants intend to effect a restructuring of the MMC’s existing indebtedness under promissory notes in the aggregate original principal amount of $105,000,000 issued to QGX Holdings Limited (“QGX”) on November 27, 2012 (“Promissory Notes”). Pursuant to such restructuring, the QGX Consideration (as defined below) is being offered, in exchange for the release of certain claims by QGX, including all rights, title and interest in and to all amounts owing pursuant to and under the Promissory Notes.

The “QGX Consideration” is comprised of $45,000,000 in aggregate principal amount of the New Perpetual Notes.

The Applicants represent that none of the QGX Consideration has been issued and covenants that none of the QGX will be issued prior to this Application being declared effective.

The QGX Consideration issued under the New Perpetual Notes Indenture is being offered in reliance on, and in compliance with, Regulation S under the Securities Act.

AFFILIATIONS

3. Affiliates.

A chart of the direct or indirect subsidiaries of the Applicants is contained in Exhibit T3G and incorporated by reference herein.

Except as otherwise disclosed above, the Applicants expect all of these entities to exist upon consummation of the Schemes, in the ownership structure shown above.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Energy Resources LLC, Central Tower, 16/F, 2 Sukhbaatar Square, SBD 8, Ulaanbaatar, 210620a, Mongolia.

MMC

The directors and executive officers of MMC are the following individuals.

Name	Office

Odjargal Jambaljamts	Executive Director and Chairman of the Board

Battsengel Gotov	Executive Director and Chief Executive Officer

Gankhuyag Adilbish	Non-Executive Director

Od Jambaljamts	Non-Executive Director

Oyungerel Janchiv	Non-Executive Director

Unenbat Jigjid	Independent Non-Executive Director

Khashchuluun Chuluundorj	Independent Non-Executive Director

Chan Tze Ching, Ignatius	Independent Non-Executive Director

Oyunbat Lkhagvatsend	Deputy Chief Executive Officer

Ulemj Baskhuu	Chief Financial Officer

Baasandorj Tsogoo	Chief Operating Officer

Uurtsaikh Dorjgotov	Chief Legal Officer

ER

The directors and executive officers of ER are the following individuals.

Name	Office

Battsengel Gotov	Chief Executive Officer

Energy Resources Corporation LLC

The directors and executive officers of Energy Resources Corporation LLC are the following individuals.

Name	Office

Battsengel Gotov	Chief Executive Officer

Energy Resources Rail LLC

The directors and executive officers of Energy Resources Rail LLC are the following individuals.

Name	Office

Oyunbat Lkhagvatsend	Chief Executive Officer

Enrestechnology LLC

The directors and executive officers of Enrestechnology LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

Gobi Road LLC

The directors and executive officers of Gobi Road LLC are the following individuals.

Name	Office

Oyunbat Lkhagvatsend	Chief Executive Officer

Mongolian Coal Corporation Limited

The directors and executive officers of Mongolian Coal Corporation Limited are the following individuals.

Name	Office

John Howard Batchelor	Director

Battsengel Gotov	Director

Kenneth Fung	Director

Yuek Ling Poon	Director

Roderick John Sutton	Director

Mongolian Coal Corporation S.à r.l.

The directors and executive officers of Mongolian Coal Corporation S.à r.l. are the following individuals.

Name	Office

Battsengel Gotov	Category A Manager

Joao Luis Da Fonseca Ferreira	Category B Manager

Tavan Tolgoi Airport LLC

The directors and executive officers of Tavan Tolgoi Airport LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

Ukhaa Khudag Water Supply LLC

The directors and executive officers of Ukhaa Khudag Water Supply LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

United Power LLC

The directors and executive officers of United Power LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

5. Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Applicants to own 10% or more of the voting securities of each of the Applicants as of March 15, 2017.

(1) MMC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned	Anticipated Percentage of Voting Securities Upon Consummation of the Schemes
MCS Mining Group Limited(Note 1) Vistra Corporate Services Centre, Wickhams Cay II, Road Townm Tortola, VG1110, British Virgin Islands	Ordinary shares	3,231,593,984 (L) 36,679,681 (S)	34.89% 0.40%	31.72% 0.36%

MCS (Mongolia) Limited(Note 1) Vistra Corporate Services Centre, Wickhams Cay II, Road Townm Tortola, VG1110, British Virgin Islands	Ordinary shares	3,231,593,984 (L) 36,679,681 (S)	34.89% 0.40%	31.72% 0.36%

MCS Global Limited(Note 1) Vistra Corporate Services Centre, Wickhams Cay II, Road Townm Tortola, VG1110, British Virgin Islands	Ordinary shares	3,231,593,984 (L) 36,679,681 (S)	34.89% 0.40%	31.72% 0.36%

MCS Holding LLC(Note 1) 15F, Central Tower, SBD-8, Ulaanbaatar 14200, Mongolia, British Virgin Islands	Ordinary shares	3,231,593,984 (L) 36,679,681 (S)	34.89% 0.40%	31.72% 0.36%

Novel Holdings Group Limited(Note 1) Vistra Corporate Services Centre, Wickhams Cay II, Road Townm Tortola, VG1110, British Virgin Islands	Ordinary shares	3,693,241,531 (L) 36,679,681 (S)	39.87% 0.40%	36.25% 0.36%

Trimunkh Limited(Note 1) Vistra Corporate Services Centre, Wickhams Cay II, Road Townm Tortola, VG1110, British Virgin Islands	Ordinary shares	3,497,356,251 (L) 142,984,588 (S)	37.76% 1.54%	34.32% 1.40%

Ms. Batmunkh Dashdeleg(Note 1) Town House No. 16, Bella Vista, 4th Block, 11th Housing Committee, Khan-Uul District, Ulaanbaatar, Mongolia	Ordinary shares	3,693,241,531 (L) 36,679,681 (S)	39.87% 0.40%	36.25% 0.36%
Ms. Munkhsuren Surenkhuu(Note 1) Town House No. 15, Bella Vista, 4th Block, 11th Housing Committee, Khan-Uul Distrcit, Ulaanbaatar, Mongolia	Ordinary shares	3,497,356,251 (L) 142,984,588 (S)	37.76% 1.54%	34.32% 1.40%
Kerry Group Limited 21st Floor, Citic Tower No.1 Tim Mei Avenue, Central Hong Kong	Ordinary shares	1,197,461,111 (L)	12.93%	11.75%

(1)	MCS Mining Group Limited is owned as to approximately 39.16% by MCS Holding LLC and approximately 60.84% by MCS (Mongolia) Limited. MCS Holding LLC is wholly-owned by MCS Global Limited which in turn is wholly-owned by MCS (Mongolia) Limited. MCS (Mongolia) Limited is owned as to approximately 49.84% by Novel Holdings Group Limited which in turn is wholly-owned by Mr. Odjargal Jambaljamts, and 28.69% by Trimunkh Limited which in turn is wholly-owned by Mr. Od Jambaljamts. MCS Mining Group Limited holds 3,231,593,984 shares and had a short position in 36,679,681 shares in the Company. Novel Holdings Group Limited and Trimunkh Limited each also directly held 461,647,547 shares and 265,762,267 shares in the Company, and Trimunkh Limited had a short position in 106,304,907 shares in the Company. Ms. Batmunkh Dashdeleg is the spouse of Mr. Odjargal Jambaljamts, and Ms. Munkhsuren Surenkhuu is the spouse of Mr. Od Jambaljamts.

(2) ER and the Subsidiary Guarantors

The voting securities of ER and the Subsidiary Guarantors as of the date of this Application are wholly owned by MMC or a direct or indirect subsidiary of MMC, and the address of all such owners is: c/o Energy Resources LLC, 16th Floor, Central Tower, Great Chinggis-Khan, Square-2, Sub-District 8, Sukhbaatar District, Ulaanbaatar, Mongolia.

UNDERWRITERS

6. Underwriters.

(a) On October 13, 2014, BNP Paribas Securities (Asia) Limited and J.P. Morgan Securities (Asia Pacific) Limited acted as underwriters in a rights issue of not less than 5,557,554,750 rights shares and not more than 5,597,079,750 rights shares of MMC. Other than as set forth in the previous sentence, no person has acted as an underwriter of the securities of the Applicants as of the date of this filing. The address for each of the aforementioned underwriters is c/o BNP Paribas Securities (Asia) Limited, 59/F-63/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong and c/o J.P. Morgan Securities (Asia Pacific) Limited, 28th Floor, Chater House, 8 Connaught Road Central, Central, Hong Kong, respectively.

(b) No person is acting, or has proposed to act, as an underwriter for the New Notes or the New Perpetual Notes proposed to be offered pursuant to the New Notes Indenture and the New Perpetual Notes Indenture, respectively.

CAPITAL SECURITIES

7. Capitalization.

The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of March 15, 2017.

(1) MMC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of US $0.01 each	15,000,000,000	9,262,591,250

(2) ER

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of US $2.00 each	160,850,185	160,850,185

(3) Energy Resources Corporation LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of US $1.00 each	19,800,000	19,800,000

(4) Energy Resources Rail LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	15,300,000	15,300,000

(5) Enrestechnology LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	374,049,073	374,049,073

(6) Gobi Road LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	50,000	50,000

(7) Mongolian Coal Corporation Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	10,000	1

(8) Mongolian Coal Corporation S.à r.l.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of USD $10.00 each	6,712,669	6,712,669

(9) Tavan Tolgoi Airport LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	5,795,521	5,795,521

(10) Ukhaa Khudag Water Supply LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	96,016,551	96,016,551

(11) United Power LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	100,807,646	100,807,646

(b) Each holder of ordinary shares of an Applicant, both prior to and subsequent to the Restructuring Effective Date, is entitled to one vote for each such security held on all matters submitted to a vote of security holders.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The following are general descriptions of certain provisions of the New Perpetual Notes Indenture and New Notes Indenture, as indicated. The descriptions are qualified in their entirety by reference to the form of the New Perpetual Notes Indenture and New Notes Indenture, as applicable, which are filed as Exhibits T3C.1 and T3C.2 hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the New Perpetual Notes Indenture and New Notes Indenture, as the case may be.

 In respect of the New Perpetual Notes Indenture:

(a)	Events of Default.

Each of the following events is an “Event of Default,” with respect to the New Perpetual Notes, under the New Perpetual Notes Indenture:

(i)	an order being made or an effective resolution being passed for the Winding-Up of MMC;

(ii)	the sale of MMC’s business as part of a scheme procedure, except a solvent sale solely for the purposes of a reorganization, reconstruction, merger or amalgamation the terms of which have previously been approved by an Extraordinary Resolution; or

(iii)	MMC failing to make payment in respect of the Securities for a period of 15 Business Days or more after the date on which such payment is due.

(b)	Authentication and Delivery of New Perpetual Notes.

All New Perpetual Notes will be issued accompanied by an Officer’s Certificate of MMC directing their authentication and specifying the amount of New Perpetual Notes to be authenticated, the date on which the original issuance of such New Perpetual Notes is to be authenticated, the date from which Distributions will begin to accrue, the date or dates on which Distribution on such Securities will be payable and other terms relating to such Securities. The Registrar or the Authenticating Agent, as applicable, shall thereupon authenticate and deliver said Certificates to or upon the written order of MMC (as set forth in such Officer’s Certificate).

(c)	Satisfaction and Discharge.

The New Perpetual Notes Indenture will be discharged and will cease to be of further effect as to the New Perpetual Notes issued thereunder, when either:

(i)	all Certificates authenticated and delivered have been delivered to the Registrar for cancellation; or

(ii)	(a) all Securities not theretofore delivered to the Registrar for cancellation have become due and payable and MMC has irrevocably deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on the Securities; (b) no Event of Default with respect to the New Perpetual Notes Indenture or the Securities issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Perpetual Notes Indenture) to which MMC is a party or by which MMC is bound; (c) MMC has paid or caused to be paid all sums payable by it under the New Perpetual Notes Indenture; and (d) MMC has delivered irrevocable instructions to the Trustee under the New Perpetual Notes Indenture to apply the deposited money toward the payment of the Securities at the redemption date.

(iii)	In addition, MMC must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(d)	Compliance Certificate

MMC will submit an Officer’s Certificate to the Trustee, on or before a date not more than 120 days after the end of each fiscal year and within 14 days of any request from the Trustee, that a review has been conducted of the activities of MMC’s performance under the New Perpetual Notes Indenture and that MMC has complied with all conditions and covenants hereunder, or, if there has been a failure to comply with any such condition or covenant, specifying each such failure and the nature and status thereof. MMC will also be obligated to immediately, and in any event no later than 30 days following the occurrence of any Event of Default, notify the Trustee in writing of such Event of Default.

  In respect of the New Notes Indenture:

(a)	Events of Default.

Each of the following events is an “Event of Default” with respect to the New Notes, under the New Notes Indenture:

(i)	default in the payment of principal of (or premium (including, for the avoidance of doubt, any Cash Sweep Premium), if any, on) the Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise or default in the performance or breach of the provisions on cash sweep premium of the New Notes Indenture;

(ii)	default in the payment of interest or Additional Amounts, if any, on any Note when the same becomes due and payable, and such default continues for a period of 30 consecutive days;

(iii)	failure to comply with covenants related to consolidations, mergers and sale of assets, or the failure by ER to make or consummate an Offer to Purchase in the manner described under the New Notes Indenture, or the failure by MMC to deposit the proceeds of Asset Sales into the DSRA pursuant to the New Notes Indenture, or the failure by MMC to create, or cause its Restricted Subsidiaries to create, a first priority Lien on the Shared Collateral (subject to any Permitted Liens and the Intercreditor Agreement) in accordance with the New Notes Indenture;

(iv)	MMC or any Restricted Subsidiary’s failure to comply with any other covenant or agreement in the New Notes Indenture or under the Notes (other than a default specified in clauses (i), (ii) and (iii) above), subject to the applicable notice/cure period and threshold outstanding amount as provided for in the New Notes Indenture;

(v)	default under other indebtedness in excess of $15.0 million with respect to MMC or any Restricted Subsidiary;

(vi)	entry of one or more final judgments in excess of $15.0 million against MMC or any Restricted Subsidiary, subject to a cure period as provided for in the New Notes Indenture;

(vii)	certain events of bankruptcy, insolvency, or reorganization with respect to MMC, ERC (if a member of the ER Group), ER or any Significant Subsidiary (other than any Luxembourg Subsidiary Guarantor which is a Significant Subsidiary) (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary), subject to certain additional restrictions under the New Notes Indenture;

(viii)	the mining license for the UHG Coal Mine ceases to be valid and effective or wholly owned, directly or indirectly, by any member of the ER Group;

(ix)	any guarantee by the Parent Guarantor or Subsidiary Guarantors is held to be unenforceable or invalid or is denied or disaffirmed by any Subsidiary Guarantor;

(x)	any default by ER in the performance of any of its obligations under the Shared Security Documents, the Notes or this New Notes Indenture, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Shared Collateral or which adversely affects the condition or value of the Shared Collateral, taken as a whole, in any material respect;

(xi)	ER denies or disaffirms its obligations under any Shared Security Document or, other than in accordance with the New Notes Indenture, the Notes and the Shared Security Documents, any Shared Security Document ceases to be or is not in full force and effect or the Trustee ceases to have a first priority security interest in the Shared Collateral (subject to any Permitted Liens and the Intercreditor Agreement); or

(xii)	any “Event of Default” under and as defined in the First Ranking Facility.

(b)	Authentication and Delivery of New Notes.

All New Notes will be issued accompanied by an Officers’ Certificate of ER directing their authentication and specifying the amount of New Notes to be authenticated, the applicable rate at which interest will accrue on such New Notes, the date on which the original issuance of such New Notes is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest on such New Notes will be payable and the date on which the principal of such New Notes will be payable and other terms relating to such New Notes, Parent Guarantee and Subsidiary Guarantees. The Registrar or the Authenticating Agent, as applicable, shall thereupon authenticate and deliver said New Notes (with the Parent Guarantee and the Subsidiary Guarantees endorsed thereon) to or upon the written order of ER (as set forth in such Officers’ Certificate).

(c)	Release of Security.

(i)	The security created in respect of the Shared Collateral granted under the Shared Security Documents may be released in certain circumstances, including:

(a)	upon repayment in full of the New Notes;

(b)	upon defeasance and discharge of the New Notes as provided under Section 9.01 (Defeasance and Discharge of Indenture) of the New Notes Indenture;

(c)	upon certain dispositions of the Shared Collateral to a person that is not ER, MMC or a Restricted Subsidiary in compliance with the terms of the New Notes Indenture (including Section 4.08 (Limitation on Sales and Issuances of Guarantees by Restricted Subsidiaries), Section 4.11 (Limitation on Asset Sales) and Section 5.01 (Consolidation, Merger and Sale of Assets) of the New Notes Indenture), but only in respect of the Shared Collateral so sold or disposed of;

(d)	with respect to security granted by a Subsidiary Guarantor Pledgor, upon the release of the Subsidiary Guarantee of such Subsidiary Guarantor Pledgor in accordance with the terms of this New Notes Indenture;

(e)	with respect to Capital Stock of a Subsidiary Guarantor constituting Shared Collateral, upon the transfer of all such Capital Stock to ER, MMC or any other Subsidiary Guarantor (or a Restricted Subsidiary that becomes a Subsidiary Guarantor concurrently with the transaction), provided that such transfer is permitted under the New Notes Indenture and concurrently or immediately subsequent to such transfer, the transferee creates a first priority Lien on such Capital Stock (subject to Permitted Liens and the Intercreditor Agreement) for the benefit of the Holders; or

(f)	in whole or in part, with the requisite consent of the Holders in accordance with Article 10 (Amendments, Supplements and Waivers) of the New Notes Indenture.

(ii)	In connection with any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition of assets or property permitted by the New Notes Indenture, ER shall be entitled to instruct the Shared Security Agent, subject to certain conditions in the New Notes Indenture, the Intercreditor Agreement and the Shared Security Documents (without notice to, or vote or consent of, any Holder) to take such actions as shall be required to release its security interest in any Shared Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with this New Notes Indenture and the Shared Security Documents and the Trustee and the Shared Security Agent shall receive full payment therefor from ER for any costs incurred thereby.

(iii)	Any release of Shared Collateral made in compliance with this section shall not be deemed to impair the Lien under the Shared Security Documents or the Shared Collateral thereunder in contravention of the provisions of this New Notes Indenture or the Shared Security Documents.

(iv)	No purchaser or grantee of any property or rights purporting to be released under this clause shall be bound to ascertain the authority of the Trustee to instruct the Shared Security Agent to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by the New Notes Indenture to be sold or otherwise disposed of by ER, MMC and the Subsidiary Guarantors be under any obligation to ascertain or inquire into the authority of ER, MMC or any Subsidiary Guarantor to make such sale or other disposition.

(d)	Satisfaction and Discharge.

The New Notes Indenture will be discharged and will cease to be of further effect as to the New Notes issued thereunder, when either:

(i)	all Notes theretofore authenticated and delivered have been delivered to the Registrar for cancellation; or

(ii)	(a) all Notes not theretofore delivered to the Registrar for cancellation have become due and payable and ER, MMC or any Subsidiary Guarantor has irrevocably deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on the Securities; (b) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the New Notes Indenture or the Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the New Notes Indenture) to which ER, MMC or any Subsidiary Guarantor is a party or by which ER, MMC or any Subsidiary Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith); (c) ER has paid or caused to be paid all sums payable by it under the New Notes Indenture; and (d) ER has delivered irrevocable instructions to the Trustee under the New Notes Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(iii)	In addition, ER must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Compliance Certificate

MMC will submit an Officers’ Certificate to the Trustee, on or before a date not more than 120 days after the end of each fiscal year and within 14 days of any request from the Trustee, that a review has been conducted of the activities of MMC and the Restricted Subsidiaries and MMC’s and the Restricted Subsidiaries’ performance under the New Notes Indenture and the Shared Security Documents and that MMC and the Restricted Subsidiaries have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. MMC will also be obligated to immediately, and in any event no later than 30 days following the occurrence of any Default or Defaults, notify the Trustee in writing of such Default or Defaults in the performance of any covenants or agreements under this New Notes Indenture and the Shared Security Documents.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Perpetual Notes or the New Senior Security Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to [•], consecutively.

(b)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified (included as Exhibit 25.2 hereto).

(d)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of each trustee:

Exhibit T3A.1	Amended and Restated Memorandum of Association of Mongolian Mining Corporation
Exhibit T3A.2	Charter of Energy Resources LLC
Exhibit T3A.3	Charter of Energy Resources Corporation LLC
Exhibit T3A.4	Charter of Energy Resources Rail LLC
Exhibit T3A.5	Charter of Enrestechnology LLC
Exhibit T3A.6	Charter of Gobi Road LLC
Exhibit T3A.7	Memorandum of Association of Mongolian Coal Corporation Limited
Exhibit T3A.8	Coordinated Statutes of Mongolian Coal Corporation S.à r.l.
Exhibit T3A.9	Charter of Tavan Tolgoi Airport LLC
Exhibit T3A.10	Charter of Ukhaa Khudag Water Supply LLC
Exhibit T3A.11	Charter of United Power LLC
Exhibit T3B.1	Amended and Restated Articles of Association of Mongolian Mining Corporation
Exhibit T3B.2	See Exhibit T3A.2
Exhibit T3B.3	See Exhibit T3A.3
Exhibit T3B.4	See Exhibit T3A.4
Exhibit T3B.5	See Exhibit T3A.5
Exhibit T3B.6	See Exhibit T3A.6
Exhibit T3B.7	Articles of Association of Mongolian Coal Corporation Limited
Exhibit T3B.8	See Exhibit T3A.8
Exhibit T3B.9	See Exhibit T3A.9

Exhibit T3B.10	See Exhibit T3A.10
Exhibit T3B.11	See Exhibit T3A.11
Exhibit T3C.1	Form of Indenture related to the New Notes
Exhibit T3C.2	Form of Indenture related to the New Perpetual Notes
Exhibit T3C.3	Form of Intercreditor Agreement
Exhibit T3D.1*	Order by the Grand Court of the Cayman Islands sanctioning, among other things, the Cayman Scheme
Exhibit T3D.2*	Order by the High Court of Hong Kong sanctioning, among other things, the Hong Kong Scheme
Exhibit T3E.1	Explanatory Statement in relation to the Cayman Scheme and the Hong Kong Scheme
Exhibit T3E.2	Hong Kong Scheme of Arrangement
Exhibit T3E.3	Cayman Scheme of Arrangement
Exhibit T3F	Trust Indenture Act Cross Reference Sheet (included in Exhibits T3C.1 - T3C.2)
Exhibit T3G	Group structure chart showing direct and indirect subsidiaries of the Applicants
Exhibit 25.1*	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified
Exhibit 25.2*	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified

*	to be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mongolian Mining Corporation, a company with limited liability organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camana Bay, Grand Cayman, Cayman Islands on the 20th day of March, 2017.

(SEAL)		Mongolian Mining Corporation

Attest:	/s/ Ben Henshilwood	By:	/s/ Simon Conway
	Ben Henshilwood		Name: Simon Conway
Title: Joint Provisional Liquidator of Mongolian Mining Corporation (in provisional liquidation) as agent and without personal liability

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies with limited liability or private limited liability companies, as applicable, each organized and existing under the laws of Mongolia, Luxembourg or Hong Kong, as applicable, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Ulaanbaatar, Mongolia, on the 20th day of March, 2017.

(SEAL)		Energy Resources LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Corporation LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Rail LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkhagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkhagvatsend
Title: Chief Executive Officer

(SEAL)		Enrestechnology LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Gobi Road LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkagvatsend
Title: Chief Executive Officer

(SEAL)		Mongolian Coal Corporation Limited

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Mongolian Coal Corporation S.à r.l.

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Tavan Tolgoi Airport LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Ukhaa Khudag Water Supply LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		United Power LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer